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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        June                                      2006
                         -----------------------------------      --------------
Commission File Number   000-29898
                         -----------------------------------      --------------

                           Research In Motion Limited
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                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                       Form 40-F  X
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No   X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document                                                               Page. No.
                                                                       ---------

   1      News Release dated June 5, 2006 ("Amena and Research             3
          In Motion Introduce the BlackBerry 8700g in Spain")


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                                                                      DOCUMENT 1


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[RIM LOGO OMITTED]
                                                                    NEWS RELEASE

                                                                    June 5, 2006
FOR IMMEDIATE RELEASE

      Amena and Research In Motion Introduce the BlackBerry 8700g in Spain


Madrid, Spain and Waterloo, ON - Amena and Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) today introduced the BlackBerry(R) 8700g(TM) in Spain.

"We are pleased to work with Amena to introduce the BlackBerry 8700g to mobile customers in Spain," said Charmaine Eggberry, Vice President, EMEA at Research In Motion. "The BlackBerry 8700g leverages a completely re-engineered device platform to deliver breakthrough performance and unmatched usability."

"With the launch of the new BlackBerry 8700g, Amena continues to offer the best products and services to all our customers who want to enjoy access to email, voice and data everywhere and anytime," said Alberto Calero, Director of New Services at Amena.

The BlackBerry 8700g features a highly optimized device platform with 64 MB of flash memory, 16 MB of SDRAM and an Intel(R) XScale(R) cellular processor to enable significantly faster web browsing, application performance and attachment viewing as well as larger application and data storage. The BlackBerry 8700g is ideal for customers who want a lightweight, all-in-one device with best-in-class performance for email, phone, web browsing, organizer and other corporate data applications.

Mobile customers will enjoy the high resolution landscape QVGA (320 x 240) LCD screen which supports over 65,000 colors and uses active matrix transmissive technology to deliver vivid graphics. Users also benefit from an intelligent light-sensing technology that automatically adjusts the brightness of the screen and keyboard to optimize visibility in outdoor, indoor and dark environments.

The BlackBerry 8700g is equipped with premium phone features such as dedicated `send,' `end' and `mute' keys, smart dialing, conference calling, speed dialing and automatic call forwarding, as well as speakerphone and Bluetooth(R) support for hands-free use with wireless headsets and car kits.

For corporate customers, BlackBerry Enterprise Server(TM) software, tightly integrates with Microsoft(R) Exchange, IBM Lotus(R) Domino(R) and Novell GroupWise(R) and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service(TM) allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

                                 - more -
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About Amena

By the end of last year, Amena had 10.301.000 customers and a total market share in Spain of 23,9%. Amena, of Group France Telecom, has reached more than 10 million customers since the company began offering mobile phone services on January, 25th 1999. In less than 7 years, Amena has consolidated its position as leading operator in innovation and is the best third European operator considering market share and total number of customers.

Of the 10.301.000 million customers, 48,5% are contract, contributing higher value to the company, and 52% are prepaid. For the last years, Amena has increased its percentage of contract customers, from 42,9% at the end of 2003, to 48,5% as of today. Amena continues to be leader in innovation in Spain and has based its continuous growth in the launch of innovating products and services as the first handset in Spain with Windows Mobile operative system, video-call between two mobile phones, and between a PC and a mobile handset, multiplayer games, micro payments services "Pago Amena" or more recently, the messenger service in the mobile handset.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1(212)771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of

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quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                         ---------------------------------------
                                                       (Registrant)

Date:    June 5, 2006                    By:  /S/ BRIAN BIDULKA
         -------------------------            ----------------------------------
                                              Name:   Brian Bidulka
                                              Title:  Vice President, Corporate
                                                      Controller